

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2013

Via E-mail
James Cassidy
President
Sky Run Acquisition Corporation
215 Apolena Avenue
Newport Beach, California 92662

> **Re:** **Sky Run Acquisition Corporation**
> **Registration Statement on Form 10**
> **Filed September 30, 2013**
> **File No. 000-55055**

Dear Mr. Cassidy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to:

    - Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please be advised that by registering a class of equity securities under Section 12(g) of the Exchange Act with your registration statement on Form 10 you will be required to comply with the periodic reporting requirements of the Exchange Act.

3. Please tell us whether James Cassidy, James McKillop and any entities controlled by such persons are registered broker-dealers. If not, please advise us how James Cassidy, James McKillop and any entities controlled by such persons, in light of the business proposed in the registration statement, are not subject to Section 15(a) of the Exchange Act. We may have further comment.

4. We note that throughout your registration statement you interchangeably indicate that you will "seek[] merger or acquisition candidates" and that you "will not conduct a search for a target company." Please revise your disclosure throughout your registration statement to consistently discuss how you will identify potential candidates for a business combination and how such potential business combination candidates will identify you.

5. We note that throughout your registration statement you indicate that you have "no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity." However, you also disclose that "management is always in various stages of discussion with potential private companies." Please revise your disclosure to clearly and consistently indicate where you are in the process of

identifying a potential business combination candidate and/or discussing a potential business combination.

Item 1. Business, page 1

6.   We note your disclosure regarding the benefits of a business combination with you. Please revise to provide balancing disclosure here, including a statement that there can be no assurance that any of the benefits identified will occur or that such benefits will be beneficial to all private companies. In addition, please revise to clarify that you do not provide private companies with a public shareholder base and that such private companies could become public companies by simply filing their own Form 10.

7.   We note that during the past several years your officers and directors have filed numerous registration statements on Form 10 for entities whose sole purposes were to engage in business combinations with private companies. Please revise your disclosure to discuss the prior experiences of your officers and directors with these filings and the related business combination transactions. For example only, for the past five years, please identify the registration statements on Form 10 that your officers and directors have filed, indicate whether each of such registrants engaged in a business combination and the amount of consideration your officers, directors and/or their affiliates received in connection with each of these filings and, if applicable, the related business combination transactions. In addition, for the registrants that completed business combinations, please indicate how the private companies identified such registrants as targets and briefly discuss the typical structure of the related business combination transactions.

8.   We note that your officers and directors have concurrently filed nineteen other registration statements on Form 10 for similar entities. Please include a discussion of your competitive position in relation to these other entities. In addition, please discuss how your officers and directors will determine to which entity they will present a potential business combination opportunity. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

9.   Please revise your disclosure to indicate your intention with regard to a public market for your shares. For example only, please explain whether you intend to have your shares listed on an exchange or quoted on the over-the-counter bulletin board and, if so, when you intend to seek such listing or quotation.

Aspects of a Public Company, page 2

10.   We note your disclosure regarding the benefits of being a public company. Please revise this section to provide balanced disclosure, including a discussion of the disadvantages or negative aspects of being a public company.

Item 1A. Risk Factors, page 7

11.   We note your statement in the introductory clause that the risks "include" those that you have identified. Please clarify that you have included all material risks in this section. In addition, please revise to add risk factors, as applicable, to address the risks related to the fact that a public market may not develop for your shares and that your shares may have limited liquidity as a result.

Fig Run will probably effect a business combination which may have . . . , page 11

12.   Please revise your disclosure to clearly identify and discuss the risk addressed by this risk factor. Specifically, please clarify how a business combination could have an effect on the value of your shares of common stock and to explain the meaning of "such present data."

Conflicts of Interest, page 21

13.   We note that your list of registration statements filed concurrently with the filing of this registration statement includes: Sidegate Acquisition Corporation, Treegate Acquisition Corporation, Canyonwalk Acquisition Corporation, Glenwalk Acquisition Corporation, Mountainwalk Acquisition Corporation and Oceanwalk Acquisition Corporation. As these registration statements were filed prior to the filing of your registration statement, please revise your disclosure as appropriate or advise.

14.   Please revise your disclosure to discuss the conflicts of interest created when your officers and directors negotiate to determine the amount of securities to retain for themselves in a change in control transaction and any other compensation or consulting arrangements.

15.   We note your disclosure that "[a]fter management engages a private company that wishes to become a public company, the client will choose one of the blank check companies." Please revise your disclosure to explain how you "engage" a private company and to whom you are referring with the term "client."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3404 with any questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Lee Cassidy, Esq. (Via E-mail)